Exhibit 99.1

Company announcement – No. 60 / 2020

Zealand Pharma increases its share capital as a consequence of exercise of employee warrants

Copenhagen, December 11, 2020 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, has increased its share capital by a nominal amount of DKK 4,750 divided into 4,750 new shares with a nominal value of DKK 1 each. The increase is a consequence of the exercise of warrants granted under several of Zealand Pharma's employee warrant programs.

Employee warrant programs are part of Zealand Pharma’s incentive scheme, and each warrant gives the owner the right to subscribe for one new Zealand Pharma-share at a pre specified price, the exercise price, in specific predefined time periods before expiration. For a more detailed description of Zealand Pharma’s warrant programs, see the company’s Articles of Association, which are available on the website: www.zealandpharma.com.

The exercise price was DKK 135.30 per share for 3,250 of the new shares and DKK 142.45 per share for 1,500 of the new shares. The total proceeds to Zealand Pharma from the capital increase amount to DKK 653,400.00.

The new shares give rights to dividend and other rights from the time of the warrant holder's exercise notice. Each new share carries one vote at Zealand Pharma’s general meetings. Zealand Pharma has only one class of shares.

The new shares will be listed on Nasdaq Copenhagen after registration of the capital increase with the Danish Business Authority. Following registration of the new shares, the share capital of Zealand Pharma will be nominal DKK 39,799,706 divided into 39,799,706 shares with a nominal value of DKK 1 each.

The amendments to Zealand Pharma’s Articles of Association entailed by the share capital increase have been set out below. A full copy of the amended Articles of Association can be found at https://www.zealandpharma.com/ and registered today with the Danish Business Authority.

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand Pharma have advanced into clinical development, of which two have reached the market. Zealand Pharma’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand Pharma markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand Pharma-invented peptide therapeutics.

Zealand Pharma was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand Pharma’s business and activities, please visit www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Mads Kronborg
Head of Investor Relations & Communication
Phone: +45 5060 3707
Email: mkronborg@zealandpharma.com

For U.S. Media

David Rosen

Argot Partners

Phone: 212-600-1902

Email: media@zealandpharma.com

The amendments to Zealand’s Articles of Association to reflect the capital increase are as follows:

1.	On page 2, section 4.1 – the Articles have been amended to reflect the new share capital

4.1 Selskabets aktiekapital udgør DKK	The share capital of the Company is DKK
39.799.706.	39,799,706.

2.	On page 11 and 12, section 8.4 – the articles have been amended to reflect the changes (this change has also been amended to the belonging exhibit 8.4.b):

På et bestyrelsesmøde i Selskabet afholdt den 5. april 2016 vedtog Selskabets bestyrelse at udstede warrants (2016-1 employee incentive program) svarende til nominelt DKK 347.250 aktier; og bestyrelsen vedtog samtidig at forhøje Selskabets aktiekapital i overensstemmelse dermed. Det konkrete antal warrants tildelt udgør 347.250. De fuldstændige vilkår for warrants er vedlagt som bilag 8.4.b. Bilag 8.4.b udgør en integreret del af nærværende vedtægter. 65.750 warrants udstedt under dette program er pr. 13. december 2019 bortfaldet. 1.500 warrants er udnyttet den 13. september 2019, 55.300 warrants er udnyttet den 22. november 2019, 14.625 warrants er udnyttet den 13. december 2019, 4.325 warrants er udnyttet den 20. marts 2020, 6.250 warrants er udnyttet den 15. april 2020, 52.750 warrants er udnyttet den 26. maj 2020, 27.000 warrants er udnyttet den 12. juni 2020, 14.250 warrants er udnyttet den 21. august 2020, 10.875 warrants er udnyttet den 11. september 2020, 4.500 warrants er udnyttet den 20. november 2020, og 1.500 warrants er udnyttet den 11. december 2020. Som følge af dels udnyttelse, dels bortfald af warrants, er det udestående antal warrants, der kan udnyttes, reduceret til 88.625 warrants.

At a meeting of the board of directors of the Company held on 5 April 2016, the board of directors of the Company resolved to issue warrants (2016-1 employee incentive program) corresponding to a nominal amount of DKK 347,250 shares; and the board of directors at the same time resolved to increase the share capital of the Company in accordance therewith. The final number of warrants granted is 347,250. The complete terms of the warrants are attached as Schedule 8.4.b. Schedule 8.4.b constitutes an integrated part of these Articles of Association. 65,750 warrants issued under this program has lapsed per 13 December 2019. 1,500 warrants were exercised on 13 September 2019, 55,300 warrants were exercised on 22 November 2019, 14,625 warrants were exercised on 13 December 2019, 4,325 warrants were exercised on 20 March 2020, 6,250 warrants were exercised on 15 April 2020, 52,750 warrants were exercised on 26 May 2020, 27,000 warrants were exercised on 12 June 2020, 14.250 warrants were exercised on 21 August 2020, 10,875 warrants were exercised on 11 September 2020, 4,500 warrants were exercised on 20 November 2020, and 1,500 warrants were exercised on 11 December 2020. As a result of exercise/lapse of warrants, the number of warrants available for exercise has been reduced to 88,625 warrants.

3.	On page 13 and 14, section 8.4 – the articles have been amended to reflect the changes (this change has also been amended to the belonging exhibit 8.4.e):

På et bestyrelsesmøde i Selskabet afholdt den 6. april 2017 vedtog Selskabets bestyrelse at udstede warrants (2017-1 employee incentive program) svarende til nominelt DKK 424.000 aktier; og bestyrelsen vedtog samtidig at forhøje Selskabets aktiekapital i overensstemmelse dermed. Det konkrete antal warrants tildelt udgør 424.000. De fuldstændige vilkår for warrants er vedlagt som bilag 8.4.e. Bilag 8.4.e udgør en integreret del af nærværende vedtægter. 131.750 warrants udstedt under dette program er pr. 13. december 2019 bortfaldet. 17.263 warrants er udnyttet den 15. april 2020, 38.121 warrants er udnyttet den 26. maj 2020, 14.495 warrants er udnyttet den 12. juni 2020, 8.050 er udnyttet den 21. august 2020, 2.976 warrants er udnyttet den 11. september 2020, og 3.250 warrants er udnyttet den 11. december 2020. Som følge af dels udnyttelse, dels bortfald af warrants, er det udestående antal warrants, der kan udnyttes, reduceret til 196.600 warrants.

At a meeting of the board of directors of the Company held on 6 April 2017, the board of directors of the Company resolved to issue warrants (2017-1 employee incentive program) corresponding to a nominal amount of DKK 424,000 shares; and the board of directors at the same time resolved to increase the share capital of the Company in accordance therewith. The final number of warrants granted is 424,000. The complete terms of the warrants are attached as Schedule 8.4.e. Schedule 8.4.e constitutes an integrated part of these Articles of Association. 131,750 warrants issued under this program has lapsed per 13 December 2019. 17,263 warrants were exercised on 15 April 2020, 38,121 warrants were exercised on 26 May 2020, 14,495 warrants were exercised on 12 June 2020, 8,050 warrants were exercised on 21 August 2020, 2,976 warrants were exercised on 11 September 2020, 11,495 warrants were exercised on 20 November 2020, and 3,250 warrants were exercised on 11 December 2020. As a result of exercise/lapse of warrants, the number of warrants available for exercise has been reduced to 196,600 warrants.

4.	On page 15 and 16, section 8.4 – the articles have been amended to reflect the changes (this change has also been amended to the belonging exhibit 8.4.i):

På et bestyrelsesmøde i Selskabet afholdt den 22. maj 2018 vedtog Selskabets bestyrelse at udstede warrants (2018-1 employee incentive program) svarende til nominelt DKK 515.500 aktier; og bestyrelsen vedtog samtidig at forhøje Selskabets aktiekapital i overensstemmelse dermed. Det konkrete antal warrants tildelt udgør 515.500. De fuldstændige vilkår for warrants er vedlagt som bilag 8.4.i. Bilag 8.4.i udgør en integreret del af nærværende vedtægter. 105.500 warrants udstedt under dette program er pr. 11. december 2020 bortfaldet. Som følge af bortfald af warrants, er det udestående antal warrants, der kan udnyttes, reduceret til 410.000 warrants.	At a meeting of the board of directors of the Company held on 22 May 2018, the board of directors of the Company resolved to issue warrants (2018-1 employee incentive program) corresponding to a nominal amount of DKK 515,500 shares; and the board of directors at the same time resolved to increase the share capital of the Company in accordance therewith. The final number of warrants granted is 515,500. The complete terms of the warrants are attached as Schedule 8.4.i. Schedule 8.4.i constitutes an integrated part of these Articles of Association. 105,500 warrants issued under this program has lapsed per 11 December 2020. As a result of lapse of warrants, the number of warrants available for exercise has been reduced to 410,000 warrants.

5.	On page 17, section 8.4 – the articles have been amended to reflect the changes (this change has also been amended to the belonging exhibit 8.4.l):

På et bestyrelsesmøde i Selskabet afholdt den 10. april 2019 vedtog Selskabets bestyrelse at udstede warrants (2019-1 employee incentive program) svarende til nominelt DKK 397.750 aktier; og bestyrelsen vedtog samtidig at forhøje Selskabets aktiekapital i overensstemmelse dermed. Det konkrete antal warrants tildelt udgør 397.750. De fuldstændige vilkår for warrants er vedlagt som bilag 8.4.l. Bilag 8.4.l udgør en integreret del af nærværende vedtægter. 37.000 warrants udstedt under dette program er pr. 11. december 2020 bortfaldet. Som følge af bortfald af warrants, er det udestående antal warrants, der kan udnyttes, reduceret til 360.750 warrants.	At a meeting of the board of directors of the Company held on 10 April 2019, the board of directors of the Company resolved to issue warrants (2019-1 employee incentive program) corresponding to a nominal amount of DKK 397,750 shares; and the board of directors at the same time resolved to increase the share capital of the Company in accordance therewith. The final number of warrants granted is 397,750. The complete terms of the warrants are attached as Schedule 8.4.l. Schedule 8.4.l constitutes an integrated part of these Articles of Association. 37,000 warrants issued under this program has lapsed per 11 December 2020. As a result of lapse of warrants, the number of warrants available for exercise has been reduced to 360,750 warrants.

6.	On page 19, section 8.4 – the articles have been amended to reflect the changes (this change has also been amended to the belonging exhibit 8.4.p):

På et bestyrelsesmøde i Selskabet afholdt den 15. april 2020 vedtog Selskabets bestyrelse at udstede warrants (2020-1 employee incentive program) svarende til nominelt DKK 283.250 aktier; og bestyrelsen vedtog samtidig at forhøje Selskabets aktiekapital i overensstemmelse dermed. Det konkrete antal warrants tildelt udgør 283.250. De fuldstændige vilkår for warrants er vedlagt som bilag 8.4.p. Bilag 8.4.p udgør en integreret del af nærværende vedtægter. 8.800 warrants udstedt under dette program er pr. 11. december 2020 bortfaldet. Som følge af bortfald af warrants, er det udestående antal warrants, der kan udnyttes, reduceret til 274.450 warrants.

At a meeting of the board of directors of the Company held on 15 April 2020, the board of directors of the Company resolved to issue warrants (2020-1 employee incentive program) corresponding to a nominal amount of DKK 283,250 shares; and the board of directors at the same time resolved to increase the share capital of the Company in accordance therewith. The final number of warrants granted is 283,250. The complete terms of the warrants are attached as Schedule 8.4.p. Schedule 8.4.p constitutes an integrated part of these Articles of Association. 8,800 warrants issued under this program has lapsed per 11 December 2020. As a result of lapse of warrants, the number of warrants available for exercise has been reduced to 274,450 warrants.

7.	On page 20, section 8.4 – the articles have been amended to reflect the changes (this change has also been amended to the belonging exhibit 8.4.q):

På et bestyrelsesmøde i Selskabet afholdt den 15. april 2020 vedtog Selskabets bestyrelse at udstede warrants (2020-3 employee incentive program) svarende til nominelt DKK 220.764 aktier; og bestyrelsen vedtog samtidig at forhøje Selskabets aktiekapital i overensstemmelse dermed. Det konkrete antal warrants tildelt udgør 220.764. De fuldstændige vilkår for warrants er vedlagt som bilag 8.4.q. Bilag 8.4.q udgør en integreret del af nærværende vedtægter. 10.415 warrants udstedt under dette program er pr. 11. december 2020 bortfaldet. Som følge af bortfald af warrants, er det udestående antal warrants, der kan udnyttes, reduceret til 210.349 warrants.	At a meeting of the board of directors of the Company held on 15 April 2020, the board of directors of the Company resolved to issue warrants (2020-3 employee incentive program) corresponding to a nominal amount of DKK 220,764 shares; and the board of directors at the same time resolved to increase the share capital of the Company in accordance therewith. The final number of warrants granted is 220,764. The complete terms of the warrants are attached as Schedule 8.4.q. Schedule 8.4.q constitutes an integrated part of these Articles of Association. 10,415 warrants issued under this program has lapsed per 11 December 2020. As a result of lapse of warrants, the number of warrants available for exercise has been reduced to 210,349 warrants.

8.	On page 41 the Articles of Association have been amended so that there is a revised paragraph that states:

Vedtaget på bestyrelsesmøde afholdt den 11. december 2020.	Approved at the board meeting held on 11 December 2020.